NEWS RELEASE
TSX Trading Symbol: BZA

AMERICAN BONANZA DRILLS CORTEZ TREND PROPERTY

August 31, 2005 - American Bonanza Gold Corp. (TSX: BZA) (“Bonanza”) is pleased to announce that a drill rig is being mobilized to the company’s 100% owned Gold Bar property on the southern portion of the Cortez Trend in Nevada. The Gold Bar property is located on the prolific Battle Mountain/ Eureka mineral belt 28 miles southeast of the Placer Dome’s (over) 10 million ounce Cortez Hills/ Pediment discovery and 11 miles south of the Tonkin Springs Gold Mine owned by US Gold Corp., which recently appointed Rob McEwen as CEO and Chairman of the Board.

Phase 1 of the Gold Bar drill program will consist of 8 to 10 reverse circulation drill holes testing the feeder extensions of the Mill Site deposit and the East target. Mineralization is hosted in the Devonian Denay Formation, the same host as the original Gold Bar Pit. Mining from 1987 to 1994 at the Gold Bar Mine complex resulted in a total of 485,000 ounces being produced, as has been previously announced.

The Mill Site deposit is 1,500 feet west of the Gold Bar pit and is thought to be the faulted northern extension of the Gold Bar pit mineralization. The East target is located down dip, 400 feet east of the bottom of the Gold Bar pit. The target zones are thought to be parallel structures to the main Gold Bar feeder fault – the primary “plumbing” for gold-bearing fluids during the formation of the Gold Bar gold deposits.

Brian Kirwin, President and CEO, commented, “With our Copperstone Project now in the Pre-Feasibility study stage, and an aggressive exploration program underway at the Fenelon Gold Project, we are moving forward to drill the Gold Bar Project. The property covers very prospective ground on a major Nevada Gold Belt and we are very excited to begin drilling these targets.” Mr. Gregory French, CPGeol., a Qualified Person as defined in Canadian National Instrument 43-101, is responsible for the design and quality control of the drill program.

About Bonanza

Bonanza is gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. Bonanza is advancing both its Pre-Feasibilty stage Copperstone gold project in Arizona and the Fenelon gold project in Quebec. Bonanza has 85.3 million shares outstanding and is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call or write:

Giulio T. Bonifacio, (604) 699-0023
Wayne Marsden, toll free 877-366-4464